# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hallador Energy Co, CIK 0000788965
CUSIP: 40609P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1183 East Canvasback Drive, Terra Haute, Indiana (IN), 47802
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002095680

## Reporting persons
- Mark D. Becker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,287,743; shared voting power 0; sole dispositive power 2,287,743; shared dispositive power 0; aggregate amount beneficially owned 2,287,743 (5.3% of the class)
  Comment: (1) Rows 5, 7 and 9: Consists of (i) 227,395 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Hallador Energy Co (the "Company") held of record by The MDB Irrevocable Trust Dated March 24, 2023, for which Mr. Becker has sole voting and dispositive power, (ii) 1,343,348 shares of Common Stock held of record by The Mark D. Becker Living Trust Dated March 29, 2021, for which Mr. Becker has sole voting and dispositive power, and (iii) 717,000 shares of Common Stock that Mr. Becker has the right to acquire through the exercise and settlement of call options held by Mr. Becker.
  (2) Row 11: Percentage ownership is based on 43,010,230 shares of Common Stock outstanding as of August 7, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.

## Item 1. Issuer
Name of issuer: Hallador Energy Co
Address of issuer's principal executive offices: 1183 East Canvasback Drive, Terre Haute, Indiana 47802

## Item 2. Person Filing
Name of person filing: Mark D. Becker
Address of principal business office or, if none, residence: 4234 E. Indian School Road, Phoenix, Arizona 85018
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mark D. Becker: /s/ Mark D. Becker, Mark D. Becker (11/06/2025)